SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

TH International Limited

(Name of Issuer)

Ordinary Shares, par value $0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings XXIIA Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,677,504*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,677,504*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,677,504*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,468,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,468,522*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,468,522*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two GP, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,468,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,468,522*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,468,522*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Pangaea Two Admin GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,468,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,468,522*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,468,522*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Cartesian Capital Group, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,468,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,468,522*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,468,522*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Schedule 13D.

CUSIP No. G8656L 106
1		NAME OF REPORTING PERSON Peter Yu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,468,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,468,522*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,468,522*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.4%*
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 of this Schedule 13D.

Item 1. Security and the Issuer

This Schedule 13D relates to the ordinary shares, par value $0.00000939586994067732 per share (“Ordinary Shares”), of TH International Limited, a Cayman Islands company (the “Issuer”), having its principal executive offices at 2501 Central Plaza, 227 Huangpi North Road, Shanghai, People’s Republic of China, 2000030.

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 148,355,092 Ordinary Shares outstanding as of October 13, 2022, as reported in the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on October 13, 2022.

Item 2. Identity and Background

(a)       This Schedule 13D is filed jointly on behalf of (i) Pangaea Two Acquisition Holdings XXIIA Limited (“XXIIA”), a company incorporated under the laws of the United Kingdom, (ii) Pangaea Two, LP, a Delaware limited partnership, (iii) Pangaea Two GP, LP, a Delaware limited partnership, (iv) Pangaea Two Admin GP, LLC, a Delaware limited liability company, (v) Cartesian Capital Group, LLC (“Cartesian”), a Delaware limited liability company and (vi) Peter Yu (together with XXIIA, Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (ii) – (v) are hereinafter referred to as the “Pangaea Entities.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 21, 2022, a copy of which is attached hereto as Exhibit 99.1.

XXIIA is controlled by Pangaea Two, LP. Pangaea Two GP, LP is the general partner of Pangaea Two, LP. Pangaea Two Admin GP, LLC is the general partner of Pangaea Two GP, LP. Cartesian is the sole and managing member of Pangaea Two Admin GP. Peter Yu is a managing member of Cartesian. As such, Mr. Yu may be deemed to have an indirect pecuniary interest in an indeterminate portion of the securities reported as beneficially owned by XXIIA and the Pangaea Entities.

(b)       The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

(c)       The present principal business of each of XXIIA and the Pangaea Entities is that of making private equity and related investments.

(d)       To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of XXIIA and the Pangaea entities jurisdiction of incorporation is listed in (a) above. Peter Yu is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliates of Cartesian, a private investment firm that makes private equity and related investments. The source of funds is investment capital of the Reporting Persons.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

On September 28, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2021, by and among Silver Crest Acquisition Corporation (“Silver Crest”), the Issuer and Miami Swan Ltd, a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer (“Merger Sub”), as amended. Pursuant to the Merger Agreement, Merger Sub merged with and into Silver Crest (the “First Merger”), with Silver Crest surviving the First Merger as a wholly owned subsidiary of the Issuer (the “Surviving Entity”). Immediately prior to the effective time of the First Merger, the Issuer effected a share split of each Ordinary Share in accordance with the terms of the Merger Agreement (the “Share Split”). Immediately following the consummation of the First Merger, the Surviving Entity merged with and into the Issuer (the “Second Merger”), with the Issuer surviving the Second Merger, and the shareholders of Silver Crest became shareholders of the Issuer.

As a result of the Share Split, 105,013 ordinary shares held by Pangaea Two Acquisition Holdings XXIIB Limited (“XXIIB”), a company incorporated under the laws of the United Kingdom and a founding shareholder of the Issuer, prior to the Business Combination were split into 111,765,063 Ordinary Shares, and 10,000 ordinary shares held by Tim Hortons Restaurants International GmbH (“THRI”), a private limited liability company organized and existing under the laws of Switzerland and another founding shareholder of the Issuer, prior to the Business Combination were split into 10,642,974 Ordinary Shares. On October 11, 2022, XXIIB distributed 71,877,504 such Ordinary Shares to its shareholder XXIIA, representing approximately 48.3% of the Issuer’s outstanding Ordinary Shares. On October 12, 2022, THRI transferred 6,191,018 such Ordinary Shares to Pangaea Two Acquisition Holdings XXIII Limited (“XXIII”), representing approximately 4.2% of the Issuer’s outstanding Ordinary Shares.

In addition, in connection with the a private placement concurrent with the closing of the Business Combination, the Issuer issued 1,200,000 Ordinary Shares and 400,000 warrants to purchase Ordinary Shares at an exercise price of $11.50 per share (the “Warrants”), subject to adjustment, to TH China Partners Limited, a Cayman Islands company controlled by Pangaea Two, LP (“TCP”) for a total consideration of $10,000,000. The Warrants will become exercisable 30 days after the Closing Date, subject to certain conditions.

XXIIA, XXIII, TCP and the Pangaea Entities acquired the Ordinary Shares and/or the Warrants for investment purposes. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws, regulations and trading policies. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 148,355,092 Ordinary Shares of the Issuer outstanding as of October 13, 2022.

The Pangea Entities, collectively, beneficially own a total of 79,468,522 Ordinary Shares, comprised of 71,877,504 Ordinary Shares held directly by XXIIA, 6,191,018 Ordinary Shares held directly by XXIII, 1,200,000 Ordinary Shares held directly by TCP, and 400,000 Ordinary Shares issuable to TCP upon the exercise of the Warrants, which in the aggregate represent 53.4% of the Issuer’s outstanding Ordinary Shares on an as-converted basis. Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the Ordinary Shares beneficially owned by XXIIA, XXIII, TCP and the Pangaea Entities by virtue of being a managing member of Cartesian.

Each of Pangaea Two, LP, Pangaea Two GP, LP, Pangaea Two Admin GP, LLC, Cartesian and Mr. Yu disclaims beneficial ownership of the Ordinary Shares and Warrants held by XXIIA, XXIII and TCP and this report shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of any of the reported securities. The individual members, managers and executive officers of Cartesian also disclaim beneficial ownership of the Ordinary Shares that are, or may be deemed to be, beneficially owned by XXIIA, XXIII, TCP and the Pangaea Entities and this report shall not be construed as an admission that such persons are the beneficial owners of any Ordinary Shares for any purpose.

(c)       Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Ordinary Shares during the past 60 days.

(d)       Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A Joint Filing Agreement, dated October 21, 2022, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On October 11, 2022, XXIIA entered into (i) a joinder to the Registration Rights Agreement dated as of September 28, 2022 by and among the Issuer and the other parties named as parties therein (as amended, modified and waived from time to time, the “Registration Agreement”); and (ii) a joinder agreement to the Lock-Up and Support Agreement, dated as of August 13, 2021 by and among the Issuer, Silver Crest and certain other parties (as amended from time to time, the “Lock-Up and Support Agreement”).

Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement as soon as practicable upon receipt of a request from certain shareholders of the Issuer to register the resale of certain registrable securities under the Securities Act of 1933, as amended from time to time (the “Securities Act”), subject to required notice provisions to other parties thereto. The Issuer also agreed to provide customary “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities. The registration rights agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the securityholders against certain liabilities. This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to the Lock-Up and Support Agreement, shareholders that are parties to the agreement agreed to certain lock-up restrictions, subject to the terms and conditions contemplated therein, and received the right to receive, in the aggregate, 14,000,000 additional Ordinary Shares, which right is contingent upon certain price milestones being achieved. As a result of the joinder agreement, if the trading price per share of the Issuer’s Ordinary Shares at any point during the trading hours of a trading day equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30 trading day period at any time commencing on or after the Closing Date and ending on or prior to September 28, 2027, then the Issuer shall issue to XXIIA, as promptly as reasonably practicable following the date of the first occurrence of the foregoing, an aggregate of 4,051,265 Ordinary Shares, provided that the share price milestone in (ii) has not been achieved; and (ii) if the trading price per share of the Issuer’s Ordinary Shares at any point during the trading hours of a trading day equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30 trading day period at any time commencing on or after the Closing Date and ending on or prior to September 28, 2027, then the Issuer shall issue to XXIIA, as promptly as reasonably practicable following the date of the first occurrence of the foregoing, an aggregate of (A) 4,051,265 Ordinary Shares (if the share price milestone in (i) has been achieved), or (B) 8,102,530 Ordinary Shares (if the share price milestone in (i) has not been achieved). A copy of the Lock-Up and Support Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit No.       Description

99.1.               Joint Filing Agreement of Schedule 13D.

99.2.               Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on October 13, 2022).

99.3.               Lock-Up and Support Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form F-4 filed with the SEC on September 23, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2022	Pangaea Two Acquisition Holdings XXIIA Limited

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: October 21, 2022	PANGAEA TWO, LP

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

PANGAEA TWO GP, LP
Dated: October 21, 2022
	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: October 21, 2022	PANGAEA TWO ADMIN GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: October 21, 2022	CARTESIAN CAPITAL GROUP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: Authorized Signatory

Dated: October 21, 2022	PETER YU

	By:	/s/ Peter Yu

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers (or equivalent thereof) of Cartesian Capital Group, LLC are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Cartesian Capital Group, LLC).

Name	Position with Cartesian Capital Group, LLC	Business Address	Citizenship
Peter Yu	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Thomas Armstrong	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
William Jarosz	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Paul Pizzani	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States